# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SUNation Energy, Inc., CIK 0000022701
CUSIP: 72303P503
Title of class of securities: Common Stock, par value $0.05 par value per share
Address of issuer's principal executive offices: 171 Remington Boulevard, Ronkonkoma, New York (NY), 11779
Date of event which requires filing of this statement: 06/09/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001542604

## Reporting persons
- Pinnacle Family Office Investments, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 625,000; shared voting power 0; sole dispositive power 625,000; shared dispositive power 0; aggregate amount beneficially owned 625,000 (9.6% of the class)
- Barry M Kitt: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 625,000; shared voting power 0; sole dispositive power 625,000; shared dispositive power 0; aggregate amount beneficially owned 625,000 (9.6% of the class)

## Item 1. Issuer
Name of issuer: SUNation Energy, Inc.
Address of issuer's principal executive offices: 171 Remington Boulevard, Ronkonkoma, NEW YORK 11779

## Item 2. Person Filing
Name of person filing: Pinnacle Family Office Investments, L.P. and Barry M Kitt, as joint filers
Address of principal business office or, if none, residence: 5910 North Central Expressway, Suite 1475, Dallas, TX 75206
Citizenship: Texas; United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 625,000
Percent of class: 9.6
Sole power to vote or to direct the vote: 625,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 625,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Pinnacle Family Office Investments, L.P.: Barry M Kitt, Manager, Pinnacle Family Office, LLC, general partner (08/28/2026)
- Barry M Kitt: Barry M Kitt, Barry M Kitt (08/28/2026)